FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of August 2004

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3 filed on July 2, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2004   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on August 3, 2004 Kerzner Announces Second Quarter Results

Exhibit 99(1)



FROM: Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Media Contact: Lauren Snyder
Tel: +1.242.363.6018

<u>**FOR IMMEDIATE RELEASE**</u>

KERZNER ANNOUNCES SECOND QUARTER RESULTS

- *DILUTED EPS OF $0.94 COMPARED TO $0.78 ACHIEVED LAST YEAR*

- *ADJUSTED EPS OF $0.92 COMPARED TO $0.83 ACHIEVED LAST YEAR*

- *ATLANTIS, PARADISE ISLAND ACHIEVES RECORD NET REVENUE, EBITDA AND REVPAR*

- *KERZNER IMPROVES BALANCE SHEET THROUGH ISSUANCE OF ORDINARY SHARES*

- *KERZNER ENTERS INTO A $500 MILLION AMENDED REVOLVING CREDIT FACILITY*

PARADISE ISLAND, The Bahamas, August 3, 2004 – Kerzner International Limited (NYSE: KZL) (the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the second quarter of 2004. The Company reported net income in the quarter of $30.1 million, compared to net income of $22.8 million in the same period last year, resulting in diluted net income per share of $0.94 compared to $0.78 in the same period last year. Adjusted net income for the quarter was $29.7 million compared to $24.3 million in the same period last year. Adjusted net income per share in the quarter was $0.92 compared to $0.83 in the same period last year.

Butch Kerzner, Chief Executive Officer of the Company, commented, "I am pleased to report record second quarter levels of adjusted net income and adjusted net income per share of $29.7 million and $0.92, respectively, representing 22% and 11% increases over the same period last year. Atlantis, Paradise Island's strong performance drove these record results, as the property achieved an increase in RevPAR of 6%. Inclusive of the One&Only Ocean Club, the Paradise Island properties achieved EBITDA of $50.6

million, marking the first time the property exceeded the $50 million level in the second quarter."

Since the Company's last earnings release, the Company has announced the following:

- The Company has secured three regional casino development projects in the United Kingdom. In the event that the British government passes gaming reform legislation, the Company will develop approximately $1.0 billion of new projects in London, Glasgow and East Manchester.

- The scope of Atlantis, The Palm was increased from 1,000 to 2,000 rooms to capitalize on Dubai's strong tourism trends. The estimated development cost has been increased from $650 million to $1.1 billion. The Company will increase its equity commitment from $60 million to $100 million.

- The Company will develop and manage a new $230 million destination casino in Morocco. The Company, along with local partners, negotiated an agreement with the Government of the Kingdom of Morocco granting it the exclusive rights to develop and operate the only casino within a territory that includes the cities of Casablanca and Rabat.

- The Company agreed to sell 3.0 million Ordinary Shares at a price of $51.25 to Istithmar PJSC ("Istithmar"), the Company's joint venture partner in Dubai with respect to the development of Atlantis, The Palm. The Company expects to realize gross proceeds of $153.8 million in the third quarter of this year upon the closing of this transaction.

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $140.7 million and $49.6 million, respectively, as compared to $134.2 million and $42.4 million in the same period last year. Strong hotel operating trends drove these record results.

Atlantis's revenue per available room ("RevPAR") for the quarter was $243 as compared to $229, representing a 6% increase over the same period last year. In the quarter, Atlantis achieved an average occupancy of 89% and a $273 average daily room rate ("ADR"), which compared to an average occupancy of 85% and an ADR of $268 in the same period last year.

In the Atlantis Casino, the largest casino in the Caribbean market, table drop in the second quarter declined by 11% over the same period last year, as certain high end players changed the timing of their visits from the second quarter to the first. Overall, trends in the casino for the first six months of 2004 were comparatively better than last year, with table drop increasing by 7% over the same period last year. For the quarter, slot volume increased by 13% over the same period last year; however, slot win decreased by 4% as a result of a lower slot hold due to a different mix of machines.

As part of the Company's Phase III expansion, the Company commenced construction of the Marina Village, a 65,000 square foot project, which includes four new restaurants and retail space around the Atlantis Marina. This new project is expected to be an attractive destination for all visitors to Nassau and Paradise Island. The Company also commenced construction of a second phase of the timeshare development at Atlantis, a joint venture between the Company and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. The first phase of the timeshare development at Atlantis is approximately 98% sold and the second phase will add approximately 116 two-bedroom suites. These two development projects are expected to be completed by the fourth quarter of 2005.

Additional elements of the Phase III expansion include 1,500 new hotel rooms, a significant increase to Atlantis's existing water-themed attractions, 100,000 square feet of additional convention and meeting facilities and an 18-hole golf course on nearby Athol Island, which lies just east of Paradise Island. Architectural and development planning for these projects has progressed, and the Company expects to commence construction later this year, with a completion date targeted for Christmas 2006 (exclusive of the third phase of the timeshare development at Atlantis). The Company has until December 31, 2004 to determine in its discretion not to proceed or to proceed only partially with the Phase III expansion. The Company's determination will depend on the assessment of many factors, including global economic and political conditions, the regional competitive environment, financing and the Government of The Bahamas' proceeding with its commitments under the Heads of Agreement.

Atlantis, The Palm, Dubai

In June, the Company and its joint venture partner, Istithmar, announced that they had entered into an agreement enabling the parties to increase the scope of Atlantis, The Palm. This agreement will allow the joint venture to capitalize on both Dubai's strong demand for tourism and the Government of Dubai's focus on creating tourist attractions. The revised development plan expects to utilize most of the 120-acre site that lies on The Palm, Jumeirah. Specifically, the number of hotel rooms will be increased through the addition of a second 800-room tower, which will bring the total number of rooms to 2,000. The scale of the marine and entertainment attractions will also be increased. The development costs will rise from the previously announced $650 million to an estimated $1.1 billion. In addition, the Company's equity commitment to this project will increase from $60 million to $100 million with respect to the joint venture's total equity capital of $400 million.

The Company has entered into (1) a long-term management agreement with the joint venture that entitles it to receive a fixed percentage of the revenue and gross operating profit generated by Atlantis, The Palm and (2) a development agreement that entitles it to receive $20 million over the development period.

Development planning is underway in anticipation of construction, which is projected to commence in 2005 and be completed by late 2007. This project is subject to various closing conditions, including obtaining financing and all requisite governmental consents.

Gaming

Connecticut

In the quarter, results for the Company's Gaming segment were substantially derived from Mohegan Sun, which reported record second quarter slot revenue of $208.7 million, an increase of 5% over the same period last year. Slot win per unit per day was $367 for the quarter, a 2% increase over the same period last year. In the quarter, Mohegan Sun increased its leading share of the Connecticut slots market to 52% from the 49% share it achieved in the same period last year.

Trading Cove Associates ("TCA"), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. The Company recorded income from TCA of $9.0 million in the quarter as compared to the $8.8 million earned in the same period last year.

United Kingdom

In July, the Company announced that it had entered into a binding agreement with affiliates of Anschutz Entertainment Group for the development and operation of a casino and hotel resort facility at the Millennium Dome in London. The Company also announced that it has been appointed the preferred developer with respect to the development and management of gaming, hotel and entertainment facilities in two key markets in the United Kingdom. The proposed sites for these projects are the Scottish Exhibition + Conference Centre in Glasgow and Sportcity in East Manchester. Over the course of the next several months, the Company expects to conclude binding agreements for both of these projects.

These three proposed developments, which are subject to the passage of gaming reform legislation in the U.K., are expected to meet the 'Resort' or 'Regional Casino' criteria defined by the Department of Culture, Media and Sport and the Parliamentary Joint Committee, which recently reviewed the draft Gambling Bill. The three developments are subject to certain conditions, including the receipt of applicable regulatory, municipal, regional and/or other approvals. If all of the necessary conditions are satisfied by 2005, the Company expects that these development projects will be completed during 2007. In connection with each project, the Company will be responsible for the financing, development and operation of a casino and hotel. The Company estimates the aggregate cost of developing these facilities at approximately $1 billion.

The Company announced in July that BLB Investors, L.L.C.'s ("BLB") previous offer to acquire Wembley plc ("Wembley"), a London Stock Exchange-listed company that owns gaming and racetrack operations in the United States and race tracks in the United Kingdom, had lapsed. BLB is a joint venture with the Company and affiliates of

Starwood Capital Group, L.L.C. and Waterford Group, L.L.C. that was formed for the purpose of acquiring the outstanding shares of Wembley. BLB is a 22.2% shareholder of Wembley and is committed to working with Wembley to maximize shareholder value. The Company is a 37.5% owner of BLB. In the quarter, the Company recorded an equity loss in BLB of $1.1 million and incurred $0.4 million in related expenses. The Company expects to record an additional $3.5 million equity loss related to its share of transaction costs in the third quarter.

Morocco

In July, the Company, along with two local Moroccan partners, Societe Maroc Emirates Arabs Unis de Developpement ("SOMED") and Caisse de Dépôt et de Gestion ("CDG"), announced an agreement with the Government of the Kingdom of Morocco for the development of a destination resort casino. As part of this agreement with the Government, the Company and its local partners have negotiated exclusive rights to conduct gaming operations within a territory that includes the cities of Casablanca and Rabat, an area with a combined population of nearly 5 million. This agreement provides for a 15-year period of exclusivity, which commences once construction of the project is complete. In addition, the Company, SOMED and CDG have entered into a binding agreement with respect to the ownership, development and management of this resort.

The cost of the project is estimated at $230 million and is expected to consist of a 600-room hotel, an 18-hole golf course, convention space, restaurants and a casino. The Company will own a 50% interest in this project, requiring the Company to commit up to $47 million. SOMED and CDG will provide the majority of the remaining equity requirement. While the Company has the right to reduce its initial equity interest in the project, it has undertaken to hold at least a 34% equity interest in the project. The balance of the required financing is expected to be raised in the local Moroccan debt markets. The Company expects to commence construction in 2005 and complete the project during 2007. The development of this project is subject to obtaining financing as well as certain other conditions, including the receipt of all applicable regulatory, municipal, regional and other approvals.

One&Only Resorts

In its One&Only Resorts segment, the Company reported net revenue and EBITDA of $26.5 million and $2.1 million, respectively, in the quarter compared to $14.3 million and $1.5 million in the same period last year. Results in the quarter include $9.9 million and $0.7 million of net revenue and EBITDA, respectively, from the One&Only Palmilla, whose results have been consolidated pursuant to the Company's adoption of Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"), beginning January 1, 2004.

The One&Only Ocean Club, the property that is the largest contributor to the One&Only Resorts segment, continued to show growth. The resort achieved an average occupancy of 81% and an ADR of $782 in the quarter compared to an average occupancy of 81% and an ADR of $764, and posted its ninth consecutive quarter of record RevPAR, in each case compared to the same prior year quarter. Future results are expected to benefit from the addition of three new luxury villas, which opened at the end of June 2004. In the quarter, the Company recorded $0.4 million in pre-opening expenses related to this expansion at the Ocean Club.

Income Taxes

In the quarter, the Company recognized income tax expense of $0.3 million, which represents federal, state and foreign income tax expense, net of the release of a portion of the valuation allowance on deferred tax assets. In the quarter, the Company paid cash taxes of approximately $1.7 million, most of which represents payments of Connecticut state income taxes.

Liquidity

The Company executed the following financing initiatives to strengthen its capital structure:

- An agreement to sell 3.0 million Ordinary Shares at a price of $51.25 per share to Istithmar. The Company expects to realize gross proceeds of $153.8 million upon the closing of this transaction in the third quarter. As a part of Istithmar's overall proposed investment in the Company, Istithmar also entered into agreements with two of the Company's shareholders to purchase an aggregate of 1.5 million Ordinary Shares at $47.50 per share. These secondary sales would close simultaneously with Istithmar's proposed purchase of primary shares from the Company. Accordingly, the average price per share to be paid by Istithmar for its proposed aggregate acquisition of 4.5 million Ordinary Shares is $50.

- An offering in The Bahamas of approximately 0.4 million Ordinary Shares that resulted in net proceeds of approximately $19.1 million.

- An increase in the capacity of the Company's Revolving Credit Facility from $253.5 million to $500.0 million.

- An issuance of $230 million of 2.375% Convertible Senior Subordinated Notes due 2024.

At the end of the quarter, the Company held $260.8 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $180.6 million in cash and cash equivalents, $74.7 million in short-term investments and $5.5 million in restricted cash. Total interest-bearing debt at the end of the quarter was $717.3 million, comprised primarily of $400 million of 8 7/8% Senior Subordinated Notes due 2011, of which $150 million is currently swapped from fixed to variable interest rates, and $230 million of 2.375% Convertible Senior Subordinated Notes due 2024.

Pursuant to FIN 46R, total cash and cash equivalents and debt amounts include cash and cash equivalents of $8.0 million, including $4.0 million of restricted cash, and total debt of $86.2 million associated with the One&Only Palmilla. Interest expense in the quarter also includes $1.2 million related to the One&Only Palmilla.

At the end of the quarter, the Company's Revolving Credit Facility was undrawn. The Company currently has approximately $500 million in availability under the amended Revolving Credit Facility. In determining the credit statistics used to measure compliance with the Company's financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of the 50%-owned One&Only Palmilla is excluded.

In the quarter, the Company incurred $26.8 million in capital expenditures, comprised mainly of Paradise Island-related expenditures and $3.1 million from the One&Only Palmilla. Total capital expenditures included capitalized interest of $2.1 million. In the third quarter of 2004, the Company anticipates it will spend between $30 million and $35 million in capital expenditures, mainly on Paradise Island.

During the quarter, the Company invested $34.2 million in BLB-related entities, which was used in part by BLB to complete the acquisition of its 22.2% equity interest in Wembley and also to increase the Company's investment in BLB from 25% to 37.5%. At the end of the quarter, the Company's total investment in BLB was $47.2 million.

In the quarter, the Company advanced $19.0 million in the form of mezzanine financing related to the development of the One&Only Reethi Rah, the Company's second luxury resort in the Maldives.

As of June 30, 2004, shareholders' equity was $939.5 million and the Company had approximately 31.7 million Ordinary Shares outstanding.

Other Matters

Investors should note that this earnings release conforms to the presentation of segment information adopted in the consolidated financial statements that were filed as part of the Company's 2003 Form 20-F. This earnings release reflects the three distinct business segments that management uses to measure the operating performance of the Company. These three business segments are: Destination Resorts, Gaming and One&Only Resorts. The Company's most significant contributor to its profitability is its Destination Resorts segment, which is driven primarily by Atlantis, Paradise Island, the Company's flagship property. In order to facilitate comparability to 2003 earnings releases, a reconciliation of the combined Paradise Island operations, titled Paradise Island Summary Segment Data Reconciliation, is attached.

Effective January 1, 2004, the Company adopted FIN 46R, which requires variable interest entities to be consolidated if certain criteria are met. Under FIN 46R, the Company has determined that the One&Only Palmilla, a previously unconsolidated 50%-owned equity method investment, should be consolidated. The implementation of FIN 46R resulted in an increase in revenue and expenses in 2004; however, it had no impact on consolidated net income or net income per share.

Conference Call Announcement

The Company will hold a conference call at 10:00 a.m. EST today to discuss these second quarter results and its outlook on the third quarter. This call can be accessed at the Company's web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) and 706.679.0864 (international).

Replay of the conference call will be available beginning today at 1:00 p.m. EST, ending at midnight on August 10, 2004. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following Pin Number: 8769385.

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to GAAP Net Income, Summary Segment Data – EBITDA, Summary Segment Data – Net Revenue, Paradise Island Summary Segment Data Reconciliation and Hotel Operating Performance Data are attached.

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars Except Per Share Data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2004	2003 [1]	2004	2003 [1]
	(Unaudited)		(Unaudited)	
Revenues:				
Casino and resort revenues	$ 157,961	$ 141,851	$ 327,148	$ 286,453
Less: promotional allowances	(5,469)	(6,042)	(12,879)	(12,856)
Net casino and resort revenues	152,492	135,809	314,269	273,597
Tour operations	11,235	10,487	24,072	21,545
Management, development and other fees	3,658	2,183	9,073	5,272
Insurance recovery	-	-	-	2,819
Other	934	1,237	2,019	2,377
	168,319	149,716	349,433	305,610
Expenses:				
Casino and resort expenses	78,473	69,527	157,535	138,961
Tour operations	8,961	8,467	19,902	18,071
Selling, general and administrative	30,311	27,403	61,954	52,177
Corporate expenses	10,458	9,196	19,215	15,792
Depreciation and amortization	14,630	14,005	29,587	27,633
Pre-opening expenses	396	-	3,258	-
Gain on replacement of damaged assets	-	-	-	(2,514)
	143,229	128,598	291,451	250,120
Relinquishment fees - equity earnings in TCA [1]	9,046	8,845	17,767	17,126
Income from operations	34,136	29,963	75,749	72,616
Other income (expense):				
Interest income	778	1,084	1,390	2,020
Interest expense, net of capitalization	(8,929)	(7,295)	(17,093)	(14,804)
Equity in earnings (losses) of associated companies, net	2,294	(328)	7,166	1,504
Other, net	507	87	427	66
Other expense, net	(5,350)	(6,452)	(8,110)	(11,214)
Income from continuing operations before income taxes and minority interest	28,786	23,511	67,639	61,402
Benefit (provision) for income taxes	(295)	160	(481)	(306)
Minority interest	1,651	(154)	3,802	(529)
Income from continuing operations	30,142	23,517	70,960	60,567
Income (loss) from discontinued operations, net of income tax effect	-	(730)	-	1,509
Net income	$ 30,142	$ 22,787	$ 70,960	$ 62,076
Diluted net income per share:				
Income from continuing operations	$ 0.94	$ 0.80	$ 2.21	$ 2.09
Income (loss) from discontinued operations, net of income tax effect	-	(0.02)	-	0.05
	$ 0.94	$ 0.78	$ 2.21	$ 2.14
Weighted average number of shares outstanding - diluted	32,232	29,311	32,130	28,998

(1) Relinquishment fees - equity earnings in TCA have been restated by $0.2 million for the six months ended June 30, 2003 in connection with the restatement of TCA's financial statements, as described in our 2003 Form 20-F. In addition, certain amounts have been reclassified to conform to the current period presentation.

Kerzner International Limited
Reconciliation of Adjusted Net Income to GAAP Net Income
(In Thousands of Dollars Except Per Share Data)
(Unaudited)

| | For the Three Months Ended June 30, | | | | For the Six Months Ended June 30, | | | |
| | 2004 | | 2003 | | 2004 | | 2003 | |
	$	EPS	$	EPS	$	EPS	$	EPS
Adjusted net income [1]	$ 29,728	$ 0.92	$ 24,334	$ 0.83	$ 70,201	$ 2.18	$ 56,505	$ 1.95
Insurance recovery [2]	-	-	-	-	-	-	2,819	0.10
Gain on replacement of damaged assets [2]	-	-	-	-	-	-	2,514	0.09
Equity loss and related expenses [3]	(1,458)	(0.04)	-	-	(1,458)	(0.04)	-	-
Income (loss) from discontinued operations, net of income tax effect [4]	-	-	(730)	(0.03)	-	-	1,509	0.05
Share of income (loss) from remediation [5]	2,268	0.07	(105)	-	4,044	0.13	(559)	(0.02)
Pre-opening expenses [6]	(396)	(0.01)	(712)	(0.02)	(1,827)	(0.06)	(712)	(0.03)
Net income [7]	$ 30,142	$ 0.94	$ 22,787	$ 0.78	$ 70,960	$ 2.21	$ 62,076	$ 2.14

(1) Adjusted net income is defined as net income before insurance recovery, gain on replacement of damaged assets, equity loss and related expenses, income (loss) from discontinued operations, net of income tax effect, share of income (loss) from remediation and pre-opening expenses.

Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be a useful basis for (i) the valuation of companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to net income from continuing operations computed in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income, though generally used throughout our industry, is limited by the fact that companies may not necessarily compute it in the same manner thereby making this measure less useful than net income from continuing operations calculated in accordance with U.S. GAAP.

(2) Insurance recovery represents a business interruption settlement related to the Hurricane Michelle claim. Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

(3) The Company recorded a $1.1 million equity loss associated with its 37.5% investment in BLB and $0.4 million in related foreign currency exchange losses. The foreign currency exchange losses are included within corporate expenses in the accompanying condensed consolidated statement of operations.

(4) The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive Limited, in the first quarter of 2003.

(5) The Company recorded income (loss) for its share of remediation related to Harborside at Atlantis ("Harborside"), the Company's 50%-owned time share property at Atlantis, Paradise Island, arising primarily from damage incurred from Hurricane Michelle in November 2001. In the second quarter of 2004, the Company recorded its share of an insurance recovery realized by Harborside related to the final settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings (losses) of associated companies, net in the accompanying condensed consolidated statements of operations.

(6) Pre-opening expenses for the quarter ended June 30, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion. Pre-opening expenses for the six months ended June 30, 2004 also include the Company's 50% share of the One&Only Palmilla's grand reopening event held in February 2004. These amounts are included within pre-opening expenses in the accompanying condensed consolidated statements of operations for the 2004 periods pursuant to the Company's adoption of FIN 46R on January 1, 2004. Pre-opening expenses incurred during the quarter and six months ended June 30, 2003 represent our share of pre-opening expenses related to the One&Only Palmilla's major expansion occurring from April 1, 2003 through January 2, 2004. These amounts are included as a component of equity in earnings (losses) of associated companies, net in the accompanying condensed consolidated statements of operations for the 2003 periods.

(7) Net income has been restated by $0.2 million for the six months ended June 30, 2003, in connection with the restatement of TCA's financial statements, as described in our 2003 Form 20-F. In addition, certain amounts have been reclassified to conform to current period presentation.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Net Income
(In Thousands of Dollars)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
EBITDA [1]	$ 50,646	$ 44,457	$ 113,174	$ 97,691
Insurance recovery	-	-	-	2,819
Depreciation and amortization	(14,630)	(14,005)	(29,587)	(27,633)
Pre-opening expenses	(396)	(712)	(3,258)	(712)
Equity loss and related expenses	(1,458)	-	(1,458)	-
Gain on replacement of damaged assets	-	-	-	2,514
Other expense, net	(5,350)	(6,452)	(8,110)	(11,214)
Equity in earnings (losses) of associated companies, net	(2,294)	328	(7,166)	(1,504)
Share of income (loss) from remediation	2,268	(105)	4,044	(559)
Benefit (provision) for income taxes	(295)	160	(481)	(306)
Minority interest	1,651	(154)	3,802	(529)
Income (loss) from discontinued operations, net of income tax effect	-	(730)	-	1,509
Net income	$ 30,142	$ 22,787	$ 70,960	$ 62,076

(1)   EBITDA is defined as net income before insurance recovery, depreciation and amortization, pre-opening expenses, equity loss and related expenses, gain on replacement of damaged assets, other expense, net (excluding equity earnings (losses) before share of income (loss) from remediation, our share of BLB equity loss and our share of the One&Only Palmilla pre-opening expenses), benefit (provision) for income taxes, minority interest and income (loss) from discontinued operations, net of income tax effect.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information to investors. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited. Certain amounts for the 2003 periods have been reclassified to conform to current period presentation.

Kerzner International Limited
Summary Segment Data – Net Revenue
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Destination Resorts: [1]				
Atlantis, Paradise Island				
Rooms	$ 50,767	$ 47,688	103,317 $	97,177
Casino	31,750	34,343	73,914	70,690
Food and beverage	37,332	33,166	72,689	65,457
Other resort	18,015	16,620	36,537	32,757
	137,864	131,817	286,457	266,081
Promotional allowances	(5,469)	(6,042)	(12,879)	(12,856)
	132,395	125,775	273,578	253,225
Tour operations	7,615	7,936	14,659	15,922
Insurance recovery	-	-	-	2,819
Harborside fees	690	464	1,309	866
	140,700	134,175	289,546	272,832
Atlantis, The Palm fees	179	-	179	-
Net revenue	140,879	134,175	289,725	272,832
One&Only Resorts:				
One&Only Ocean Club	10,151	10,034	21,243	20,372
One&Only Palmilla	9,946	-	19,448	-
Other resorts [2]	2,789	1,719	7,585	4,405
Tour operations	3,620	2,551	9,413	5,624
	26,506	14,304	57,689	30,401
Other [3]	934	1,237	2,019	2,377
	$ 168,319	$ 149,716	$ 349,433	$ 305,610

Certain amounts for the 2003 periods have been reclassified to conform to the current period presentation.

(1) Includes revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company's wholly owned tour operator, PIV, Inc., marketing and development fee income from our 50% owned timeshare development at Atlantis, Paradise Island and development fee income from Atlantis, The Palm.

(2) Includes management, marketing and development fees from the Company's One&Only Resorts businesses located in Mauritius, Dubai and the Maldives. For the three and six months ended June 30, 2003, other resorts also includes management and other fees related to the One&Only Palmilla.

(3) Includes revenue not directly attributable to Destination Resorts, Gaming, or One&Only Resorts. Relinquishment fees – equity earnings in TCA related to our Gaming segment are included within income from operations in the accompanying condensed consolidated statements of operations.

Kerzner International Limited
Summary Segment Data - EBITDA
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Destination Resorts:				
Atlantis, Paradise Island	$ 47,707	$ 41,141	$ 99,000	$ 84,541
Harborside	690	464	1,309	866
Other [1]	1,211	750	2,679	1,448
	49,608	42,355	102,988	86,855
Atlantis, The Palm	170	-	170	-
	49,778	42,355	103,158	86,855
Gaming:				
Connecticut	9,046	8,845	17,767	17,126
United Kingdom	(301)	-	(628)	-
Other [1]	(256)	(199)	(403)	(424)
	8,489	8,646	16,736	16,702
One&Only Resorts:				
One&Only Ocean Club	2,885	3,497	7,037	7,347
One&Only Palmilla	684	-	1,612	-
Other resorts [2]	2,789	1,719	7,585	4,405
Direct expenses [2]	(4,496)	(3,632)	(7,565)	(5,585)
Other [1]	262	(67)	1,867	1,746
	2,124	1,517	10,536	7,913
Corporate and other [3]	(9,745)	(8,061)	(17,256)	(13,779)
	$ 50,646	$ 44,457	$ 113,174	$ 97,691

See definition and management's disclosure regarding EBITDA at Reconciliation of EBITDA to GAAP Net Income. Certain amounts for the 2003 periods have been reclassified to conform to current period presentation.

(1) Represents the Company's share of net income (loss) from unconsolidated affiliates (excluding share of income (loss) from remediation and share of the One&Only Palmilla pre-opening expenses) for its investments in Harborside, Sun Resorts Limited, the One&Only Kanuhura and Trading Cove New York. Results for the three and six months ended June 30, 2003 include the Company's share of net income (loss) from the One&Only Palmilla prior to the Company's adoption of FIN 46R.

(2) Consists of management, marketing, development and other fees and direct expenses related to the Company's One&Only Resorts segment for its operations located in Mauritius, Dubai, and the Maldives. Results for the three and six months ended June 30, 2003 include management and other fees related to the One&Only Palmilla.

(3) Corporate and other represents corporate expenses not directly attributable to Destination Resorts, One&Only Resorts or Gaming.

Kerzner International Limited

Paradise Island Summary Segment Data Reconciliation [1]

(In Thousands of U.S. Dollars)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
EBITDA:				
Atlantis, Paradise Island	$ 47,707	$ 41,141	$ 99,000	$ 84,541
One&Only Ocean Club	2,885	3,497	7,037	7,347
	$ 50,592	$ 44,638	$ 106,037	$ 91,888
Revenue:				
Atlantis, Paradise Island	$ 137,864	$ 131,817	$ 286,457	$ 266,081
One&Only Ocean Club	10,151	10,034	21,243	20,372
	148,015	141,851	307,700	286,453
Promotional allowances	(5,469)	(6,042)	(12,879)	(12,856)
Net revenue	$ 142,546	$ 135,809	$ 294,821	$ 273,597

(1) This schedule is included to assist investors by presenting the summary segment data for the Paradise Island operations on a comparable basis with the methodology used in the 2003 earnings releases.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2004	2003	2004	2003
Atlantis:				
Occupancy	89%	85%	87%	84%
ADR [1]	$ 273	$ 268	$ 285	$ 278
RevPar [2]	$ 243	$ 229	$ 247	$ 234
One&Only Ocean Club:				
Occupancy	81%	81%	81%	79%
ADR [1]	$ 782	$ 764	$ 844	$ 821
RevPar [2]	$ 632	$ 621	$ 686	$ 652
One&Only Palmilla[3]:				
Occupancy	56%	NA	55%	66%
ADR [1]	$ 538	NA	$ 551	$ 441
RevPar [2]	$ 301	NA	$ 304	$ 292

Management believes that results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures; occupancy, average daily rate ("ADR") and revenue per available room ("RevPAR"). These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the travel and leisure industry. The demand for accommodations at Atlantis, Paradise Island, the One&Only Ocean Club and the One&Only Palmilla may also be affected by normal recurring seasonal patterns leading to lower occupancy levels in September, following Labor Day, through mid-December possibly resulting in lower revenue, net income and cash flow from operations during these periods.

(1) ADR represents room revenue divided by the total number of occupied room nights.

(2) RevPAR represents room revenue divided by total room nights available.

(3) The One&Only Palmilla was temporarily closed in April 2003 and reopened on January 2, 2004 following the completion of a major expansion. Thus, for the six months ended June 30, 2003, the hotel operating performance data includes only the results for the quarter ended March 31, 2003.